FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                               February 24, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F    X                    Form 40-F
                         -------                           ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                                No    X
                   ----                              ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                                No    X
                   ----                              ------


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                                No    X
                   ----                              ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.
                              --------------      ---

                                                                Total Pages: 3


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  Smith & Nephew plc
                                                  (Registrant)



Date: February 24, 2004                      By:  /s/ Paul Chambers
                                                  -----------------
                                                  Paul Chambers
                                                  Company Secretary


                                      2


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20 February 2004

The Secretary
RNS
Old Broad Street
London
EC2N 1HP




Dear Sirs,

The Company has been informed that on 19 February 2004 Sir Christopher O'Donnell, a director of Smith & Nephew plc, acquired 170,000 ordinary shares of 12 2/9p each through the exercise of executive share options at an exercise price of 186.66p per share. 110,000 shares were subsequently sold at 514.67p, in part to fund the subscription cost of the executive share options and a further 20,000 have been disposed of by way of gifts.

Sir Christopher also sold for 517.49p per share, 344,303 ordinary shares of 12 2/9p each following the exercise of nil-cost options granted under the Smith & Nephew Long Term Incentive Plan.

Following the above Sir Christopher has a beneficial interest in 163,543 ordinary shares representing 0.020% of the issued share capital of the Company and options over 190,509 ordinary shares representing 0.020% of the issued share capital of the company.

Yours faithfully,





P.R. Chambers
Company Secretary